Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

Website: www.gazitglobe.com

December 13, 2012

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Completion of Company Debenture Offering

In accordance with Section 30 of the Israeli Securities Law, 1968, and the Securities Regulations (Announcement on the Results of a Prospectus Issuance), 1969, the Company is pleased to report the results of its public offering of Series K debentures.

1.	The Company offered up to NIS 976,578 thousand par value Series K debentures, by means of a unit price tender (each unit consisting of NIS 1,000 par value).

2.	The Company received 116 accepted bids to purchase an aggregate of 883,003 units at a price of NIS 1,132.5 per unit, all of which the Company received in early commitments from accredited investors (as detailed in the Company’s Current Report on Form 6-K furnished on December 12, 2012), for a total aggregate amount of approximately NIS 1 billion (US $264 million).

3.	The Series K debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

4.	This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.8 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.6 million square meters.

Kind regards,

Gazit-Globe Ltd.